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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2000

                             Galileo Technology Ltd.
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                 (Translation of registrant's name into English)

                     Moshav Manof, D.N. Misgav 20184, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_] No [X]


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GALILEO TECHNOLOGY LTD.



Date: December 19, 2000                 By  /s/ Michael Tate
                                          --------------------------------------
                                          Name:  Michael Tate
                                          Title: Chief Financial Officer

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                                  EXHIBIT INDEX

                                      Item
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
1.   Joint Proxy Statement of the Registrant and Marvell Technology Group Ltd.
     ("Marvell") and related information in connection with the proposed merger of a direct wholly-owned subsidiary of Marvell with and into the Registrant.